Exhibit 99.2

News release…

Date: 28 January 2005
Ref: PR401g

Death of director

It is with great sadness that the Boards of Directors of Rio Tinto plc and Rio Tinto Limited announce the sudden death on 27 January 2005 of Bob Adams, 59, director for planning and development.

Bob joined the Group in 1970 and had a long and distinguished career with Rio Tinto. He became a director of Rio Tinto plc in 1991 and of Rio Tinto Limited in 1995.

Paul Skinner, chairman of Rio Tinto said: “Bob was a key figure in most of the developments that made the Group what it is today. He was greatly respected and liked by all who knew him. We will miss his wise counsel and advice.”

All the directors and employees of the Group extend their sincere condolences to his wife Lesley and their three children.

For further information, please contact:

LONDON	AUSTRALIA

Media Relations	Media Relations
Lisa Cullimore	Ian Head
Office: +44 (0) 20 7753 2305	Office: +61 (0) 3 9283 3620
Mobile: +44 (0) 7730 418 385	Mobile: +61 (0) 408 360 101

Investor Relations	Investor Relations
Peter Cunningham	Dave Skinner
Office: +44 (0) 20 7753 2401	Office: +61 (0) 3 9283 3628
Mobile: +44 (0) 7711 596 570	Mobile: +61 (0) 408 335 309
Richard Brimelow	Susie Creswell
Office: +44 (0) 20 7753 2326	Office: +61 (0) 3 9283 3639
Mobile: +44 (0) 7753 783 825	Mobile: +61 (0) 418 933 792

Website: www.riotinto.com

Rio Tinto plc 6 St James’s Square London SW1Y 4LD
Telephone 020 7930 2399 Fax 020 7930 3249
REGISTERED OFFICE: 6 St James’s Square London SW1Y 4LD Registered in England No. 719885